Exhibit 99.1

Sinovac Comments on SEC Findings Against Jiaqiang "Chiang" Li and 1Globe Capital

SEC Order found Li and 1Globe Violated SEC Rules and Federal Securities Laws by Failing to

Disclose Key Facts regarding their Holdings of Sinovac

BEIJING, May 18, 2020 -- (BUSINESS WIRE) -- Sinovac Biotech Ltd. (NASDAQ:SVA) (“Sinovac” or the “Company”), a leading provider of biopharmaceutical products in China, announced that the United States Securities and Exchange Commission (“SEC”) charged activist investor, Jiaqiang "Chiang" Li and his firm 1Globe Capital LLC (“1Globe”) based on their failure to disclose the full amount of Sinovac shares they beneficially owned and their participation in an activist plan to replace the majority of Sinovac’s Board of Directors. In the SEC order, the agency found that Li and 1Globe violated United States federal securities laws and SEC rules requiring individuals or entities whose total ownership of a company’s stock exceeds certain thresholds to disclose their ownership, intention to acquire additional shares, and plans regarding changes in company management or control. Li and 1Globe agreed to the entry of the SEC’s order without admitting or denying the SEC’s findings of violations and agreed to pay civil penalties totaling $290,000.

The SEC’s findings align with both the factual findings of Sinovac’s Board in triggering the Company’s Rights Agreement and with previous findings by the High Court of Justice of Antigua and Barbuda, where Sinovac and 1Globe are engaged in ongoing litigation. For example, the High Court of Justice of Antigua and Barbuda previously determined that there was a secret plan in advance of Sinovac’s annual general meeting to take control of the Company, thereby depriving the Company’s shareholders of the opportunity to make an informed decision when casting their votes. Likewise, the SEC found that, “Li and 1Globe participated in an activist plan to replace four of five incumbent directors through a shareholder vote at Sinovac’s 2018 annual shareholder meeting in Beijing but failed to disclose material information that is required in a Schedule 13D.” Part of the undisclosed activist plan to take control of Sinovac’s Board was putting one of Li’s relatives on the Board.

The SEC also found that the participants in the activist plan were advised to “keep the whole thing strictly confidential from Sinovac.” Apart from not disclosing their participation in the activist plan, the SEC found that Li and 1Globe “failed to disclose their full beneficial ownership of Sinovac stock, inclusive of substantial shares held by related parties.” The SEC found that the disclosure failures deprived “existing and potential shareholders of information necessary to make fully informed investment decisions.”

The SEC decision highlights how Mr. Li and 1Globe’s illegal and improper actions negatively impacted Sinovac’s shareholders and reaffirms factual determinations made by the current rightfully elected directors of Sinovac. With the cease and desist order in place, Sinovac’s directors and management team will continue to act in the best interests of its investors and facilitate the development of vaccines to solve global health issues including current fast-track work on a vaccine for COVID-19.

A copy of the SEC’s order, Administrative Proceeding File No. 3-19799 may be found at: https://www.sec.gov/litigation/admin/2020/34-88864.pdf

1Globe’s appeal of the December 19, 2018 Judgment of the High Court of Justice of Antigua and Barbuda remains pending and the orders of the Eastern Caribbean Supreme Court, Court of Appeal and the Delaware Chancery Court providing that the Company not distribute any of the exchange shares under the Company’s Rights Agreement remain in place, as does the trading halt on the Company’s common shares.

Latham & Watkins LLP and Dentons Delany serve as legal advisors to the Company.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac’s product portfolio includes vaccines against enterovirus71 (EV71), hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), varicella vaccine and mumps. Healive, the hepatitis A vaccine manufactured by the Company, has passed the assessment under WHO prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government’s vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the PRC government’s stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, a quadrivalent influenza vaccine, and a SARS-CoV-2 (commonly referred to as COVID-19) vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company is registering its products in over 30 countries outside of China. For more information please see the Company’s website at www.sinovac.com.

Safe Harbor Statement

This announcement may include certain statements that are not descriptions of historical facts but are forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. In particular, the outcome of any litigation is uncertain, and the Company cannot predict the potential results of the litigation it filed or that could be filed against it by others. Additionally, the triggering of a shareholder rights plan is nearly unprecedented, and the Company cannot predict the impact on the Company, or its stock price should its rights plan have been triggered.

Contacts

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

ir@sinovac.com

Media:

Abernathy MacGregor

Sheila Ennis +1-415-926-7961

sbe@abmac.com

Shawn Prince +1-212-371-5999

sip@abmac.com

Investors:

ICR Inc.

Bill Zima +1-646-308-1707

Email: william.zima@icrinc.com

MacKenzie Partners, Inc.

Paul Schulman +1-212-929-5364

pschulman@mackenziepartners.com